September 11, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-0306
Attn: Mr. David H. Roberts
         Mail Stop 0409

VIA FACSIMILE AND EDGAR

Re:    Hostopia.com Inc. — Registration Statement on Form S-1 (333-135533)

Dear Mr. Roberts:

        On behalf of our client, Hostopia.com Inc. ("Hostopia"), we are responding to the letter dated August 28, 2006 (the "Comment Letter") from Karen J. Garnett, Assistant Director of the Securities and Exchange Commission (the "Commission"). Concurrently herewith we transmit for filing under the Securities Act of 1933, as amended, Amendment No. 3 to Hostopia's Registration Statement on Form S-1 (the "Form S-1")

        Set forth below are the responses to the Comment Letter provided to us by Hostopia. For ease of reference, each comment contained in the Comment Letter appears directly above the parties' corresponding response.

Form S-1

General

1.
Please update your financial statements in accordance with Rule 3-12(g) of Regulation S-X.

        Response: We have included in the Form S-1 our financial results for the quarter ended June 30, 2006 together with Management's Discussion and Analysis covering the same period.

Prospectus Cover Page

2.
Please tell us why you have expressed the public offering price, discounts and expenses in Canadian dollars rather than U.S. dollars. Currently, your disclosure does not indicated where you expect the stock to trade.

        Response: We have expressed the public offering price, discounts and expenses in Canadian dollars because we intend to list our common shares on the Toronto Stock Exchange, where all trading will be denominated in Canadian dollars. We have revised the S-1 to indicate the same.

Securities and Exchange Commission
September 11, 2006

Hostopia.com Inc., page 1

3.
We note your response to prior comment 6. Please balance the discussion of your revenues with disclosure of your history of losses since 2002, your accumulated deficit and the decline in net income for fiscal 2006.

        Response: We have revised this section as requested. See page 1 of the Form S-1.

Risk Factors, page 7

There is currently no market for our common stock. An active trading market may not develop for our common stock, and the price of our common stock may be subject to factors beyond our control. If our share price fluctuates after this offering, you could lose all or a significant part of your investment, page 17

4.
We reissue comment 13. We note that a number of the factors you list that may influence the market price of your shares appear to be generic to all public companies. For instance, you list the commencement or involvement in litigation as a factor that may influence the market price of your shares. Please revise to ensure that each factor describes the specific risks to your company.

        Response: We have revised the risk factor as requested. See page 18 of the Form S-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Accounting for Stock-Based Compensation, page 30

5.
We have considered your response to comment 19 and at a minimum request that you expand your disclosure to explain the specific factors considered by your company supporting the differences in the fair value of your equity issuances and the estimated IPO price once determined.

        Response: We have revised the section as requested. See page 32 of the Form S-1.

        The fair value of our equity issuances and the exercise prices of stock options awarded were based on the revenues, income and operating results of Hostopia at the time such securities were awarded. For example, our quarterly revenue increased by 29% from $3.9 million for the three months ended March 31, 2005 to $5.1 million during the three months ended March 31, 2006. During that same period, our quarter by quarter income before income taxes exceeded the comparative quarterly results in the prior year. Our March 31, 2006 fourth quarter income before income taxes was 35% higher than the comparative quarter in the fiscal 2005. Our cash position increased by $1.1 million or 60% from $1.9 million to $3.0 million year over year. As a result, during that period, our directors determined that the fair value of the shares had increased by 42% from $7.70 per share to $10.95 per share and exercise prices of options awarded during that period reflected this change. Any differences between the fair value as of the date of the grants of options and the offering price of Hostopia common shares will be based on arms length negotiation between Hostopia and the underwriters of the offering, based on, Hostopia believes, Hostopia's revenues, earnings before taxes and cash flows as well as general market conditions.

Securities and Exchange Commission
September 11, 2006

Our Key Strengths, page 44

6.
We reissue comment 22 in part. Please revise this section to identify the awards that you have won.

        Response: We have revised the section as requested. See page 50 of the Form S-1.

Competition, page 53

7.
We note your response to prior comment 30. Please revise further to disclose your competitive position, in relation to your competitors, in each category of service that you offer. We note disclosure elsewhere in the prospectus indicating that you believe you are a leading provider of Web services, but your position relative to the competitors you have named is not clear. As previously requested, please include a discussion of both the positive and negative factors pertaining to your competitive position to the extent that they exist. Refer to Item 101(c)(x) of Regulation S-K.

        Response: We have revised the section as requested. See pages 59-60 of the Form S-1.

Acquisitions, page 54

8.
We reissue comment 31 in part. Please revise this section to note that you assumed the liability for future services in regards to the asset you purchased from Fortunecity.com.

        Response: We have revised the section as requested. See page 61 of the Form S-1.

Principal and Selling Shareholders, page 67

9.
Please tell us why you have included the options table under this heading.

        Response: The options table has been moved. See page 79 of the Form S-1.

10.
We note your response to comment 34. Please revise footnote 7 to note that Telus Corporation is wholly owned by Telus Communications Company.

Securities and Exchange Commission
September 11, 2006

        Response: Footnote 7 on page 78 is correctly stated. TELUS Corporation is a publicly held Canadian company and is the parent of TELUS Communications Company.

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        As always, should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (416) 367-7373 if we can expedite your review in any way, or fax me at (416) 367-7371.

Sincerely,

Gil I. Cornblum